UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39391

CareMax, Inc.

(Exact name of registrant as specified in its charter)

1000 NW 57th Court, Suite 400

Miami, Florida 33126

(786) 360-4768

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for 1/30th of one share of Class A common stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0 holders of record of Class A common stock, $0.0001 par value per share, and 0 holders of record of warrants *

*

On November 17, 2024, CareMax, Inc. and certain of its controlled affiliates filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Texas (the “Bankruptcy Court”). On January 31, 2025, the Bankruptcy Court entered its order confirming the Third Amended Joint Chapter 11 Plan of CareMax, Inc. and its Debtor Affiliates (the “Plan”). The Plan became effective on February 3, 2025. Under the Plan, all shares of common stock, warrants, and other equity in CareMax, Inc. were cancelled and extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, CareMax, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 21, 2025	By:	/s/ Brad Boe
Name: Brad Boe
Title: Plan Administrator